Exhibit 11.1

AB InBev

Anheuser-Busch InBev

CODE OF BUSINESS CONDUCT

August 2009

Introduction

As a leading global company, AB InBev operates in countries having a broad range of cultures and business practices. As a result, it is more important than ever that we are guided by a clear and consistent code of business ethics and guidelines for AB InBev employees around the world.

In achieving our business objectives, we must always adhere to the highest standards of business integrity and ethics, as well as respect and comply with all applicable national and supra-national laws and regulations.

The Code applies to every employee of AB InBev and of its subsidiaries. It applies to every business transaction we make and to every business acting on our behalf. It is our mutual responsibility to read and understand it.

Senior management must ensure that, within their respective areas of responsibility, this Code is distributed and receives the appropriate attention and follow-up.

THIS CODE OF BUSINESS CONDUCT, TOGETHER WITH OUR PRINCIPLES

• we act as owners;

• we respect and trust each other;

• our people make the difference;

• we lead by personal example – winning with integrity;

plays an important part in building the foundation for AB InBev’s long-term success.

Its principles are designed to be clear and must be the context in which all Company business decisions are made. No financial objective, no sales target, no effort to outdo the competition, outweighs this commitment to integrity.

Employees are encouraged to report to the Company any activity or requested action that they believe to be, even potentially, in violation of the law or this Code. Such reports should be made to a line manager or, if necessary, to one of the contacts listed on the last page of this document.

We count on your active co-operation.

Carlos Brito

Chief Executive Officer

Peter Harf

Chairman of the Board

Table of content pg

1. Statement of Policy 4

2. Compliance with Laws, Competition and Antitrust Laws 4

3. Honest and Ethical Conduct 4

4. Conflicts of Interest 4

5. Use of Company Assets 5

6. Books, Records and Controls 5

7. Gifts, Favors 5

8. Political Contributions, Mandates 6

9. Code of Dealing 6

10. Code of Responsible Commercial Communication 6

11. Confidentiality 6

12. External Communication 7

13. Administration of the Codes 7

1. Statement of Policy

It is AB InBev’s policy that its directors, officers and employees strictly comply with all applicable laws and regulations and observe the highest standards of business ethics.

The Company’s reputation for honesty and integrity is an invaluable asset. Violation of the above policy can therefore seriously affect the Company.

No Company official has the authority to require any action that would violate this policy. This policy is subject to no waivers or exceptions because of competitive or commercial demands, industry customs or other exigencies.

Any employee who deliberately violates this policy, or authorises or allows a subordinate to violate it, is subject to disciplinary action, including potential demotion or dismissal.

2. Compliance with Laws, Competition and Antitrust Laws

Relationships with customers, suppliers, competitors, employees and governmental bodies and officials are to be based on compliance with all applicable laws and regulations.

All AB InBev employees must understand the extent to which competition and antitrust laws affect their daily work. All affected employees must fully and constantly comply with applicable competition and antitrust laws. Any questions should be directed to the legal department.

Guidelines for compliance with competition and antitrust laws are available from:

• your legal department

• the AB InBev Chief Legal Officer

• the AB InBev VP Corporate Audit

Competition and antitrust laws regulate dealings with competitors, customers, distributors and other third parties. They prohibit agreements with a competitor to set any terms of sale (prices, discounts, credit terms…), to set production levels, divide customers or territories, or to boycott any customer. They also strongly limit the information the Company can share with competitors. Such laws vary in different markets and you should seek expert legal advice on them.

AB InBev will respect all exchange controls and fiscal legislation of the countries in which it conducts its business.

AB InBev will also comply with anti-money laundering regulations (“know your customer”).

AB InBev and its affiliates will not enter into business arrangements, directly or indirectly, with counterparts located in countries subject to political and/or economic embargoes (eg: recognized by the United Nations).

3. Honest and Ethical Conduct

All AB InBev employees must be honest, objective and diligent in the performance of their duties and responsibilities.

They are trusted by the Company to exhibit loyalty in all matters pertaining to AB InBev’s affairs and not to partake knowingly in any illegal or improper activity.

Every AB InBev employee shall:

• encourage consumers to drink responsibly;

• never use AB InBev’s name (or those of its affiliates) for personal interest;

• comply strictly with all AB InBev policies and guidelines.

4. Conflicts of Interest

AB InBev employees should not become involved in any activity which would conflict or interfere with the performance of their duties towards the AB InBev group.

Any direct or indirect investment – through family members or others, outside interest or other activity of AB InBev employees, that may appear to present such a conflict, are prohibited unless an exception is authorised after full written disclosure of the facts to the VP Corporate Audit.

Unless specifically authorized, employees should not act as shareholders, directors, officers, partners, agents or consultants for a supplier, customer or competitor except with regard to shares in publicly traded companies, which may be held by employees for personal investment purposes.

Employees cannot seek to profit from confidential information or business opportunities that are available to them as a result of their position within the AB InBev group. Neither should they use this information in a manner which can be detrimental to the AB InBev group.

5. Use of Company Assets

All Directors, officers and employees should protect Company assets and ensure their efficient use. They cannot use Company assets, funds, facilities, personnel or other resources for private purposes unless authorized by mandatory law or separate company policies.

Company assets also include your time at work and work product, as well as the Company equipment and vehicles, computers and software, Company information and trademarks and name. All Company assets should be used for legitimate business purposes only.

As far as the use of the Internet is concerned, an occasional consultation, for personal reasons and within reasonable limits, of websites is accepted, provided their content is not contrary to public order or to morality, and that consultation of such sites is not detrimental to the interests and the reputation of AB InBev. A reasonable use of emails in the framework of the requirements of daily and family life is also accepted, on condition that the use of the email does not affect the normal traffic of professional messages.

6. Books, Records and Controls

It is essential that the integrity, accuracy and reliability of AB InBev’s books, records and financial statements be maintained.

No transaction shall be entered into with the intention of it being documented or recorded in a deceptive manner. No false or artificial documentation or book entry shall be made for any transaction.

Similarly, all funds, assets and transactions must be disclosed and recorded in the appropriate books and accounted for properly and punctually.

All payments should be made through official bank transfer or by sending cheques directly to the official beneficiary’s company address.

7. Gifts, Favors

The giving of gifts or favors in an effort to sell products or services or to influence business, labor or governmental decision-making is strictly prohibited. Small amounts for entertainment, gifts or gratuities consistent with applicable laws and accepted business practices in the country where they are given are not affected by the above mentioned principle, provided they are recorded accurately in the Company’s books.

The terms of “gift” and “favor” are used in the broadcast sense. They apply to the transmission of anything of value, regardless of type.

Examples are money, property and services.

Employees cannot receive gifts, loans at favorable rates, cash or intangible favors from suppliers or others with whom AB InBev does business or is seeking to start business, except:

• entertainment or gifts of small value consistent with the accepted business practice in the relevant country(ies);

• loans from financial institutions on prevailing terms and conditions.

You can find further clarifications in the Guidelines for gifts and political contributions which are available on your intranet.

8. Political Contributions, Mandates

Any direct or indirect contribution by the Company to any political party, committee or candidate for public office is strictly forbidden, even if permitted by local regulations, unless the formal approval of AB InBev’s Board of Directors has been obtained in advance.

Members of AB InBev’s management committees at global, zone, business unit or local level who wish to be candidate for local, regional, provincial, national, federal or European elections are requested to notify AB InBev’s Board of Directors of their intentions.

You can find further clarifications in the Guidelines for gifts and political contributions which are available on your intranet.

9. Code of Dealing

As a publicly listed company, AB InBev must ensure equal treatment of all investors, which means that all investors should have access to the same information at the same time.

Therefore a Code of Dealing has been put in place, specifying the conditions to which all employees and their relatives are subjected in dealing in AB InBev shares and in handling “inside information”. Inside information is information which has not been made public and could have a significant effect on the price of the AB InBev shares.

Dealing by employees:

AN EMPLOYEE MUST NOT:

• deal in AB InBev shares when he is in possession of inside information;

• deal in AB InBev shares during a Close period, i.e. the period of 15 calendar days preceding any financial results announcement of the company;

• deal in AB InBev shares on considerations of a short-term nature, i.e. within a period of six months after having sold or purchased AB InBev shares;

Moreover “Executives” of the AB InBev group are subject to prior clearance before any dealing.

Use of inside information:

AN EMPLOYEE SHALL NEVER:

• communicate inside information within the group or to a third party, except if necessary for the proper performance of his duties;

• recommend to anyone to deal in AB InBev shares as a result of being in possession of such inside information.

Non-compliance with the Code of Dealing may result in disciplinary action and may also be a criminal offence and give rise to civil liability.

The full Code of Dealing and further advice are available from your local General Manager, the Legal Department or the People Department.

10. Code of Responsible Commercial Communication

As a leading global brewer, AB InBev has implemented a code aimed at ensuring that our marketing and commercial communications are responsible and do not contribute to the misuse of our products nor is directed at the under-age.

This Code applies to all forms of commercial communication and of brand marketing activities including: advertising, sponsorship, outdoor events, promotions, web site content, relationship marketing, consumer public relations, packaging and labeling claims for all AB InBev beer brands.

The Code of Responsible Commercial Communication is to be applied by all those involved in the marketing, sales, promotion and communication of AB InBev brands, including external advertising, public relations, design, sales promotion, events and media and buying agencies.

This Code should be used as a company reference for responsible marketing and commercial communication and regarded as the minimum standard. In those markets where national mandatory or self regulatory rules already exist and if those requirements are more stringent, then clearly these requirements have to be met in addition to those of this Code.

For further information:

please contact Corporate Affairs.

11. Confidentiality

AB InBev employees may learn confidential or proprietary information about the Company, its customers, suppliers, or joint venture parties. The confidentiality of all such information should be strictly maintained, except when disclosure is authorized. Confidential or proprietary information includes any non-public information that would be harmful to the Company or helpful to competitors if disclosed.

12. External Communication

The AB InBev Disclosure Manual requires that only a limited number of key people talk to the media. No AB InBev employee will respond to media enquiries or give interviews, speeches or make presentations outside the Company, without the prior authorisation of the CEO/Zone President/Country Manager or the Corporate Affairs Representative.

13. Administration of the Codes

All managers shall be responsible for the enforcement of and compliance with the Codes above, including their distribution to ensure that the employees of the AB InBev group have sufficient knowledge thereof and comply with it adequately.

No manager or individual has the authority to permit any exceptions to these Codes.

All AB InBev employees are encouraged to report any activity that they believe is or might be a violation of laws/regulations or these Codes.

The usual place to report such compliance offenses is directly to your line manager. However, in circumstances where the employee believes that reporting suspected violations or raising compliance questions to the line manager is inappropriate, employees may submit their concern or complaint to the VP Corporate Audit or the VP Legal Corporate & Compliance of AB InBev.

As an additional mechanism, employees may also forward according to AB InBev’s global whistleblowing policy, concerns or complaints to a whistleblowing service, which is administered by a third party, EthicsPoint Inc., having its registered offices at 13221 SW 68th Parkway, Suite 120, Portland, OR 97223, USA:

1. Via Internet

To access an Internet-based message interface that will immediately notify the VP Legal Corporate & Compliance and the VP Corporate Audit, employees are invited to go to the highly secured EthicsPoint web site http://talkopenly.ab-inbev.com.

2. 24/7 available whistleblowing line

Employees may call the toll free line to speak with a live operator who is a College-degreed compliance specialist. The line operates 24 hours a day/seven days a week and also has translation services available at all times. The AB InBev toll free line is 888-601-6762 in the US. It will be used in conjunction with country specific codes, the list of which can be found on http://talkopenly.ab-inbev.com.

Subject to potential legal requirements, the identity of an employee reporting alleged violations will be kept confidential.

Employees will not be subject to retaliation or penalties of any kind for reporting in good faith a suspected violation to the company. Full details on how complaints and reports will be treated, can be found in AB InBev’s global whistleblowing policy, which can be found on your intranet.

CONTACT DETAILS:

Sabine Chalmers

Chief Legal Officer

Tel.: +1 212 573 9280

sabine.chalmers@ab-inbev.com

Ingrid Bett

VP Corporate Audit

Tel.: +32 16 27 66 31

Fax: +32 16 50 66 31

ingrid.bett@ab-inbev.com

Benoit Loore

VP Legal Corporate & Compliance

Tel.: +32 16 27 68 70

Fax: +32 16 50 68 70

benoit.loore@ab-inbev.com